Exhibit 26

CONSENT

OF

INDEPENDENT PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Offering Statement on Form 1-A of our report dated October 24, 2024, with respect to the consolidated balance sheets of Regen Biopharma, Inc. as of September 30, 2023, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended September 30, 2023 and the related notes to the consolidated financial statements, which report appears in the Offering Circular that is a part of this Offering Statement. Our opinion does not cover any subsequent events from the date of our report i.e. October 24, 2024, till the date of this letter that might have an impact on the financial statements.

/s/ Hardik Joshi
CUBIXFIN, LLC
October 24, 2024
Sheridan, Wyoming